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                 December 11, 2020

       Jeffrey McGonegal
       Chief Executive Officer
       Riot Blockchain, Inc.
       202 6th Street, Suite 401
       Castle Rock, CO 80104

                                                        Re: Riot Blockchain,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 4,
2020
                                                            File No. 333-251149

       Dear Mr. McGonegal:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              William R. Jackman,
Esq.